CLIFTON STAR RECEIVES $16.6 MILLION BUDGET FOR 2011

Vancouver, B.C.  Clifton Star Resources, Inc. ( CF0  TSX-V )(C3T Frankfurt ) is pleased to announce that it has received a $16.6 million exploration and development budget for the Duparquet Gold Project in southwestern Quebec for year 2011 from Osisko Mining, its joint venture partner. Predicated on  the continuation of the attractive results from the 2010 campaign and a first quarter resource update, Osisko is planning a 130,000 meter drill program along with metallurgical testing.

The Company is encouraged by the drill results returned on the Beattie - a former underground producer of over one million oz of gold with minor silver.  The 2010 drilling on the Beattie has covered over 1400 meters of strike length along the syenite porphyry structure. Combined with previous drilling, Clifton is optimistic about the project as a low grade bulk tonnage deposit and an underground operation and is looking forward to the update of the resource. It is important to note that Osisko is utilizing a  .60 g/t  Au cut-off compared to the Malartic deposit that uses a .35 g/t Au.  Drilling results on 96 holes of the Donchester, Central Duparquet will follow apace for the remainder of the year as it is understood that all core has now been shipped to Chemex Lab at Val D’Or. This program encompassed a strike length of 3200 meters of the syenite porphyry structure.

Osisko has the right to earn a 50% interest in the project by expending $70 million dollars over a four year period beginning in 2010.

On behalf of the Board,

Harry Miller, President

This news release may contain forward-looking statements which address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The TSX-V neither approves nor disapproves the contents of this news release.

Contact:

Harry Miller

Direct:425.453.0355

Hmiller@cliftonstarresources.com

www.cliftonstarresources.com

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